UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41813

TURBO ENERGY, S.A.

(Name of Registrant)

Plaza de América 2, 4AB
Valencia, Spain 46004

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Commercial and Industrial Energy Storage Portfolio Expansion

On September 17, 2026, Turbo Energy, S.A. (the “Company”) issued a press release announcing the continued expansion of its commercial and industrial energy storage footprint through a portfolio of 15 firm-order projects across Spain and Chile.

As disclosed in the press release, the portfolio has an estimated aggregate order value attributable to the Company of approximately €3 million, equivalent to approximately US$3.48 million, calculated using an exchange rate of US$1.1604 per euro, the Federal Reserve H.10 rate reported for September 11, 2026, in the release dated September 14, 2026. The portfolio combines 15.6 MWh of storage capacity and 5.95 MW of power. Two systems are operating, three are under installation, nine are in manufacturing and one is in development. Based on current project schedules, the Company expects the projects not yet operating to progress through delivery, installation and commissioning between Q4 2026 and H1 2027, subject to customer site readiness and other project-specific conditions.

The press release further discusses the Company’s AI-driven energy management and optimization capabilities and the portfolio’s applications across commercial and industrial operating environments. The 15-project portfolio is separate from the Company’s previously announced 366 MWh Pamesa Net Zero industrial deployment under a $53 million contract, and the estimated €3 million order value and 15.6 MWh capacity reported in the press release exclude Pamesa.

A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

This Report on Form 6-K is incorporated by reference into the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-291470) declared effective by the Securities and Exchange Commission on December 16, 2025.

Index

EXHIBIT NO.	DESCRIPTION
99.1	Press Release titled “Turbo Energy Expands Its C&I Footprint with a $3.5 Million Portfolio of 15 Intelligent Energy Storage Projects,” dated September 17, 2026

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBO ENERGY, S.A.

Date: September 17, 2026	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

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